UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer pursuant to Rule 13a-16 or 15d-16 under the
Securities Exchange Act of 1934
For the month of January, 2009
Commission File Number 001-15190
Satyam Computer Services Limited
(Exact name of Registrant as specified in its charter)
Not Applicable
(Translation of Registrant’s name into English)
Satyam Infocity
Unit — 12, Plot No. 35/36
Hi-tech City layout, Survey No. 64, Madhapur
Hyderabad — 500 081
Andhra Pradesh, India
(91) 40 3063 6363
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑                    Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐                       No ☑
If “Yes” is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): Not applicable.
The Company is incorporating by reference the information and exhibit set forth in this Form 6-K into its registration statement on Form S-8 (Registration No. 333-13772 and Registration No. 333-139949).

SIGNATURE
EXHIBITS INDEX
EX-99.1 Press release of Satyam dated January 23, 2009.

Other Events
On January 23, 2009, Satyam Computer Services Limited (“Satyam”) issued a press release announcing that its newly constituted Board of Directors (the “Board”) had convened on January 22, 2009 and January 23, 2009 to discuss issues that are a priority for ensuring business continuity. The press release highlighted several key decisions made by the Board during these meetings. The Board is expected to meet again on January 26 and 27, 2009. A copy of the press release is attached hereto as exhibit 99.1 and is incorporated herein by reference.
In addition, below are biographies for Satyam’s six directors, Mr. C. Achuthan, Mr. Tarun Das, Mr. Kiran Karnik, Mr. S. B. Mainak, Mr. T.N. Manoharan and Mr. Deepak S. Parekh, who together constitute the entire Board. As previously disclosed by Satyam, each of its directors were appointed by the Ministry of Corporate Affairs, Government of India, including Mr. Mainak, who is the nominee of the Life Insurance Corporation of India (“LIC”). LIC holds, directly and indirectly, less than 5% of Satyam’s equity shares. Satyam does not have any material relationship with LIC.
C. Achuthan was appointed to the Board on January 11, 2009 as an independent director. Previously, Mr. Achuthan was the Chairman of the Securities Appellate Tribunal. Prior to that, Mr. Achuthan was a member of the Securities and Exchange Board of India (“SEBI”). Mr. Achuthan is currently a member of the board of directors of the National Stock Exchange of India Ltd. and a trustee of the ING Mutual Fund. Mr. Achuthan holds a masters degree in economics from Kerala University and a degree in law from Bombay University.
Tarun Das was appointed to the Board on January 15, 2009 as an independent director. Mr. Das began working with the Confederation of Indian Industry (“CII”) in 1963 and currently holds the position of Chief Mentor of the CII. Previously, Mr. Das served as the Director General of the CII from 1974 until 2004. Mr. Das is currently a non-executive Chairman of Haldia Petrochemicals Ltd, an independent director of John Keells Holdings Ltd., Sri Lanka and the GIVE Foundation and a member of the international advisory board of The Coca Cola Company Ltd. and ACE Insurance, USA. Mr. Das is also a member of the board of trustees of The Aspen Institute, USA. Mr. Das holds a degree in economics and commerce from Calcutta University, India and Manchester University and was awarded an honorary doctorate in science from the University of Warwick, United Kingdom.
Kiran Karnik was appointed to the Board on January 11, 2009 as an independent director. Mr. Karnik has over 20 years of working experience at the Indian Space Research Organization (“ISRO”) where he served as a director of ISRO’s Development and Educational Communicational Unit. Prior to that, Mr. Karnik served as President of the National Association of Software and Services Companies (NASSCOM) and as a Managing Director at the Discovery Networks in India. Previously, Mr. Karnik also served as Special Assistant to the Secretary-General of the second United Nations Conference on the Exploration and Peaceful Uses of Outer Space (UNISPACE 82). Mr. Karnik has consulted for the World Health Organization, The World Bank, the United Nations Institute for Disarmament Research and the Ford Foundation. Mr. Karnik is currently a member of the board of directors of a number of educational and not-for-profit institutions. He is also a member of the board of directors of EXL Services, Devas Multimedia and Torrent Pharmaceuticals Ltd. Mr. Karnik holds an honours degree in physics from Bombay University and a masters in business administration from the Indian Institute of Management.

S. B. Mainak was appointed to the Board on January 15, 2009 as an independent director and is a nominee of LIC, a corporation which holds, directly and indirectly, less than 5% of Satyam’s equity shares. Mr. Mainak is a member of the Institute of Chartered Accountants of India (“ICAI”) with 27 years of work experience at LIC. For the past 10 years, Mr. Mainak has served in various capacities in the investment department of LIC, including in the areas of equity research, secondary market operations, fund management, and treasury management. Prior to that, Mr. Mainak worked in the marketing and finance & accounts departments of LIC. Mr. Mainak is a faculty member at the National Insurance Academy (executive director cadre of LIC) and head of the finance department of the academy. Mr. Mainak is currently a member of the board of directors of OTCI Exchange, Mumbai, an executive committee member of the National Commodity and Derivative Exchange and an investment committee member of UTI Venture Capital. Mr. Mainak holds a bachelors degree in commerce from Mumbai University.
T.N. Manoharan was appointed to the Board on January 15, 2009 as an independent director. Mr. Manoharan is a member of the ICAI with 25 years of experience as a chartered accountant in India. Mr. Manoharan is also a visiting faculty member at the Reserve Bank of India Staff College. Previously, Mr. Manoharan served as Chairman of the ICAI Accounting Research Foundation, President of the ICAI, member of the Accounting Standards Board of the ICAI and member of the Accounting Standards Committee of SEBI. Mr. Manoharan is currently a member of the board of directors of Sahara India Financial Corporation Limited, Alpha Capital Management Private Limited, the Nani Palkhivala Arbitration Centre and MCA Management Consultants Private Limited. Mr. Manoharan holds a bachelors degree in commerce from Pachaiyappa’s College, Madras University, a masters degree in commerce from Sri Venkateswara University, Andhra Pradesh, and is a law graduate from Madras Law College, Madras University.
Deepak Parekh was appointed to the Board on January 11, 2009 as an independent director. Mr. Parekh is currently the executive Chairman of the Housing Development Finance Corporation Limited, where he has worked in a senior management capacity since 1978. Mr. Parekh is currently the non-executive Chairman of GlaxoSmithKline Pharmaceuticals Ltd. and a member of the board of directors of Siemens Ltd., HDFC Chubb General Insurance Co. Ltd., HDFC Standard Life Insurance Co. Ltd., HDFC Asset Management Co. Ltd, Housing Development Finance Corporation Ltd, Castrol India Ltd., Infrastructure Development Finance Co. Ltd, Hindustan Lever Ltd., Hindustan Oil Exploration Corporation Ltd., Mahindra & Mahinda Ltd. and The Indian Hotels Company Ltd. and a member of the investment commission of the Government of India. Mr. Parekh holds a bachelors degree in commerce from the Bombay University and a financial chartered accountant degree from the Institute of Chartered Accountant, in England and Wales.
Exhibits:
99.1	Press release of Satyam dated January 23, 2009.

SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SATYAM COMPUTER SERVICES LIMITED
/s/ G. Jayaraman
Name : G. Jayaraman
Title : Company Secretary

Date : January 23, 2009

EXHIBITS INDEX
99.1	Press release of Satyam dated January 23, 2009.